# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYAN SPECIALTY HOLDINGS, INC., CIK 0001849253
CUSIP: 78351F107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 155 NORTH WACKER DRIVE, SUITE 4000, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001556785

## Reporting persons
- Vulcan Value Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,317,624; shared voting power 0; sole dispositive power 6,595,335; shared dispositive power 0; aggregate amount beneficially owned 6,595,335 (5.12% of the class)
  Comment: This statement is being filed by Vulcan Value Partners, LLC as a registered investment adviser. All of the securities covered by this report are owned legally by Vulcan Value Partners, LLC's investment advisory clients and none are owned directly or indirectly by Vulcan Value Partners, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Vulcan Value Partners, LLC is the beneficial owner of any of the securities covered by this statement.
- Mr. C.T. Fitzpatrick: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Alabama (AL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: This statement is also being filed by Mr. C. T. Fitzpatrick, Chief Investment Officer/Principal of Vulcan Value Partners, LLC in the event that he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Fitzpatrick and/or members of his immediate family own 271,744 shares of the securities covered by this statement for his or their own accounts, in a managed account over which Vulcan Value Partners, LLC serves as the investment adviser. Vulcan Value Partners, LLC exercises voting and dispositive power over such account. Mr. Fitzpatrick and/or members of his immediate family may also hold shares of the registered investment companies to which Vulcan Value Partners, LLC serves as investment adviser, which may hold shares of the securities covered by this statement. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Fitzpatrick is the beneficial owner of any of the securities covered by this statement.

## Item 1. Issuer
Name of issuer: RYAN SPECIALTY HOLDINGS, INC.
Address of issuer's principal executive offices: 155 N Wacker Dr, Suite 400, Chicago, IL 60606

## Item 2. Person Filing
Name of person filing:
Vulcan Value Partners, LLC
Mr. C.T. Fitzpatrick
Address of principal business office or, if none, residence:
Three Protective Center
2801 Highway 280 South, Suite 300
Birmingham, AL 35223
Citizenship:
Vulcan Value Partners LLC - a Delaware limited liability company
Mr. C.T. Fitzpatrick - U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 6,595,335 shares
Percent of class: 5.12%
Sole power to vote or to direct the vote: 4,317,624
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,595,335
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons, including the investment companies and owners of the separate accounts to which Vulcan Value Partners, LLC ("Vulcan") serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. Except as may be otherwise indicated if this is a joint filing, not more than 5% of the class of securities that is the subject of this schedule is owned by any one client advised by Vulcan.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vulcan Value Partners, LLC: Anne Jones, Anne Jones, Principal, COO, CCO (05/13/2026)
- Mr. C.T. Fitzpatrick: Anne Jones, Anne Jones, Principal, COO, CCO, Filing on behalf of C.T. Fitzpatrick, Individually (05/13/2026)
Comment: In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named above agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of May 13, 2026.